Advanced Series Trust
655 Broad Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

May 28, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Sonny Oh and Mr. Tony Burak

Re:

Registration Statements on Form N-14 of Advanced Series Trust:

AST AQR Large-Cap Portfolio: File Nos. 333-237932 and 811-05186

AST AQR Emerging Market Equity Portfolio: File Nos. 333-237931 and 811-05186

Dear Mr. Oh and Mr. Burak:

On behalf of Advanced Series Trust (the Registrant), set forth below are our proposed responses to telephonic comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the Commission) on May 26, 2020 and May 27, 2020.  Such comments relate to the Registrant’s Registration Statements on Form N-14 (each an N-14 Registration Statement and collectively, the N-14 Registration Statements), which were filed with the Commission on April 30, 2020 pursuant to Rule 488 under the Securities Act of 1933 (the 1933 Act).  The N-14 Registration Statements will be used in connection with the special meetings (each, a Meeting and collectively, the Meetings) of the beneficial shareholders of AST AQR Large-Cap Portfolio and AST AQR Emerging Market Equity Portfolio (each, a Target Portfolio and collectively the Target Portfolios), each a series of the Registrant, that will be held on July 15, 2020.

At each Meeting, the shareholders of the relevant Target Portfolio will be asked to approve a Plan of Reorganization of the Registrant whereby all of the assets of the relevant Target Portfolio would be acquired, and all of the liabilities of the relevant Target Portfolio would be assumed, by the corresponding investment portfolio of the Registrant listed below (each, an Acquiring Portfolio and collectively, the Acquiring Portfolios) in exchange for the Registrant’s issuance to the Target Portfolio of shares of beneficial interest of the Acquiring Portfolio (each, a Reorganization and collectively, the Reorganizations).

Target Portfolio	Acquiring Portfolio
AST AQR Large-Cap Portfolio	AST Large-Cap Core Portfolio
AST AQR Emerging Markets Equity Portfolio	AST Emerging Markets Equity Portfolio

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in each Notice to Shareholders, Prospectus/Proxy Statement, and Statement of Additional Information (the SAI) being filed with the Commission pursuant to Rule 497 as of the date hereof under the 1933 Act (such filing is referred to herein as the Amendment).

General Comments Applicable to Each N-14 Registration Statement

1.	Comment: In the 4th bullet of the “Dear Contract Owner” letter, the statement pertaining to total net operating expense ratio should address net and gross.

Response:  The Registrant submits that the information is provided as total net operating expense ratio given that the shareholder benefits are based on net expenses, not gross expenses.

2.

Comment: In the second to last paragraph of the “Dear Contract Owner” letter which addresses voting, please add information pertaining to proxy votes that are timely received but not marked clearly.  As an alternative, please cross reference to the Voting Information section of the proxy.

Response: The Registrant submits that a cross-reference to the Voting Information section of the Registration Statement has been added to the paragraph referenced above.

3.

Comment:  With respect to Question 2 in the Question and Answers portion of each Registration Statement, please clarify that PGIM Investments LCC and AST Investment Services, Inc. are properly referenced for the Target and Acquiring Portfolios.

Response: The Registrant has reviewed disclosure surrounding the investment manager(s) in both Registration Statements. The Registrant has added clarifying disclosures in each Registration Statement.

4.	Comment: With respect to Question 4 in the Question and Answers portion of each Registration Statement, please use more recent data that December 31, 2019.

Response: The Registrant provided December 31, 2019 as disclosure within Registration Statements is generally based on the most recent financial reporting period.  Due to the Repositioning that occurred on April 27, 2020, the Registrant provided additional information.  As such, the Registrant submits the data period is appropriate.

5.	Comment: Please supplementally explain the legal basis for the use of 12b-1 plan to pay for the costs associated with the Reorganization.

Response: The Registrant has reviewed the disclosure and has revised the statement of costs associated with the Reorganization to state that the costs will be paid by Prudential Annuities Distributors, Inc. or its affiliates, and not by the Target or Acquiring Portfolios.

6.

Comment: With respect to Question 11 in the Question and Answers portion of each Registration Statement, please cross reference to the Voting Information section of the Registration Statement in order to provide a shareholder with additional information on the process to revoke a vote.

Response:  The Registrant submits that a cross-reference to the Voting Information section of the Registration Statement has been added to the paragraph referenced above.

7.

Comment: On page 6 of the Registration Statement, there is a paragraph that is in bold at the bottom of the page.  The final sentence in that paragraph addresses how a vote may be revoked.  The final statement is misleading and suggests that the only way to revoke a vote is by attending the meeting in person.  The Staff recommends this statement be clarified or that it be removed.

Response:  The Registrant has removed the final sentence of the referenced paragraph.

8.

Comment: On page 8 of the Registration Statement, the Registrant included language that the Preliminary Prospectus is dated as of April 30, 2020.  This appears to be inconsistent with other dates used throughout the Registration Statement.  Please make sure that the Prospectus and SAI dates are accurately stated.

Response: The Registrant notes that the reference to April 30, 2020 will be removed from the final Registration Statement. In addition, the Registrant submits that all dates have been reviewed and confirmed throughout each Registration Statement.

9.

Comment: On page 8 of the Registration Statement, please include the Registrant’s telephone number as part of the address. In addition, as required under 1(b)(2) of Form N-14, please include the investment objective of the Acquiring Portfolio on page 8.

Response:  The Registrant has included the Registrant’s telephone number and the investment objective of the Acquiring Portfolio on the referenced page.

10.

Comment: On page 8 of the Registration Statement, each Registration Statement references the life insurance companies that are then referred to as the “Participating Insurance Companies.”  Please list out the names of the insurance companies.

Response:  The Registrant has added the list of the names of the insurance companies to each of the Registration Statements.

11.	Comment: Please provide the applicable 1933 Act number where the Registration Statement notes that the Statement of Additional Information has been incorporated by reference.

Response:  Where the Registration Statement notes that the Statement of Additional Information has been incorporated by reference, it now provides the applicable 1933 Act number.

12.

Comment: On Page 11 of the Registration Statement, the Summary section should include a comparison of the Target Portfolio and Acquiring Portfolio’s redemption procedures.  In addition, please include the federal tax consequences of the transactions.

Response:  The Registrant submits that each of the Target Portfolios and each of the Acquiring Portfolios have the same redemption procedures. As such, the Registrant has included a statement that notes this within the Summary section.  Further, the Registrant notes this is a State tax-free reorganization and this statement has been incorporated into the Registration Statement.

13.	Comment: On page 12 of the Registration Statement, please consider enhancing the disclosure to address both net and gross figures, when applicable.

Response:  The Registrant submits that the information is provided as net given that the shareholder benefits are based on net expenses. As such, no additional modifications will be made.

14.	Comment: On page 14 of the Registration Statement, please provide the portfolio turnover rate subsequent to April 27, 2020.

Response:  The Registrant referenced within the Registration Statement that there will be trading subsequent to the transition on April 27, 2020.  Portfolio turnover rate is a material disclosure that is calculated over a longer period than a few weeks.  As a result, the Registrant believes imputing a portfolio turnover rate that reflects trading volume over an isolated period may be misleading.  As such, the portfolio turnover rate for the period subsequent to April 27, 2020 is not included.

15.

Comment: In the first paragraph of the section entitled “Information about the Reorganization – Reasons for the Reorganization,” please clarify if the reference to Manager pertains to the Target or Acquiring Portfolio.

Response: The Registrant submits that the reference to Manager pertains to the Target Portfolio.  The statement has been clarified in the Registration Statement.

16.

Comment: In the first paragraph of the section entitled “Information about the Reorganization – Reasons for the Reorganization,” please clarify that QMA is not the only subadviser in the Acquiring Portfolio.  As an alternative, remove the statement.

Response: The Registrant has reviewed the statement and clarifications have been added.

17.	Comment: On page 15, the 5th bullet of the Registration Statement references information as of November 30, 2019. Please update to be consistent with other sections that provide the same data.

Response:  The Registrant submits that this section refers to information considered by the Board at Board meetings held in January 2020, and the information considered by the Board at that time was as of November 30, 2019. As such, the description of the information considered by the Board is accurate and no changes will be made.

18.

Comment:  On page 15 of the Registration Statement, the Registrant states that “[t]he Manager estimates approximately 64% of the Target Portfolio’s securities will be transitioned to the Acquiring Portfolio as a result of the Reorganization…”  However, in the following paragraph, the Registrant states, “[i]n connection with the Reorganization, the Manager currently estimates that all or substantially all of the Target Portfolio’s assets will be sold after the consummation of the Reorganization.”  Please reconcile both statements.

Response:  The Registrant confirms the percentage of expected securities to be transitioned is accurate.  As such, the Registrant will change the second reference from “all or substantially all” to “a substantial portion”.

19.	Comment: On page 15, please disclose the tax impact, if any, by the Reorganization. In addition, please include if there is an impact to capital gains.

Response:  As stated in the section “Federal Income Tax Consequences of the Reorganization”, the reorganization is expected to be a tax-free transaction under the Internal Revenue Code. Therefore, the Reorganization is not expected to result in capital gains or losses to the contract holders that beneficially own shares of the Target or Acquiring Portfolios.  The Registrant submits this addition has been made to the disclosure.

20.	Comment: On page 18, please move the “Analysis of Investment Objectives and Principal Investment Strategies of the Portfolios” section before the table that precedes it.

Response:  The Registrant submits this change has been made.

21.

Comment: On page 18, there is a reference that “[a]n investment to the Target Portfolio involves similar risks as an investment in the Acquiring Portfolio …”  Given that the principal risks are exactly the same for the Target and Acquiring Portfolios, please consider using a stronger statement than similar.

Response:  The Registrant has replaced the reference to “similar” with “substantially similar” in each Registration Statement.

22.	Comment: Please make sure the Annual Returns table on page 21 is provided as a bar chart.

Response:  The Registrant confirms the Annual Returns information is provided as a bar chart.

23.	Comment: On page 22, please clarify that PGIM Investments LCC and AST Investment Services, Inc. are properly referenced for the Target and Acquiring Portfolios.

Response: The Registrant has reviewed disclosure surrounding the investment manager(s) in each Registration Statement. The Registrant has provided additional clarifying disclosures in each Registration Statement.

24.	Comment: Please remove references to PGIM Investments portfolio managers.

Response: The Registrant submits that the PGIM Investments portfolio managers referenced in the Registration Statements are named portfolio managers for the Acquiring Portfolios with day-to-day responsibility for managing the relevant Acquiring Portfolio. As such, no modifications will be made.

25.	Comment: In the Voting Information section on page 26, please add information pertaining to proxy votes that are timely received but not marked clearly.

Response: The Registrant submits that language has been added pertaining to voting instructions that are not clearly marked.

26.	Comment: On page 26, please provide the applicable 1933 Act number where the Registration Statement notes that the Statement of Additional Information has been incorporated by reference.

Response:  Where the Registration Statement notes that the Statement of Additional Information has been incorporated by reference, it now provides the applicable 1933 Act number.

27.	Comment: In the Principal Holders of Shares section on page 27, please account for control persons, if applicable. In addition, in the first line, please includes the shares outstanding and the votes.

Response:  The Registrant submits that control persons is not applicable. In addition, the Registrant has included “votes” within the first sentence.

28.	Comment: Within the SAI, please confirm the last SAI date for the Acquiring Portfolios.

Response:  The Registrant has reviewed and made any necessary modifications to the SAI date.

29.	Comment: On page S-9, please remove references to PGIM Investments as named portfolio managers.

Response: The Registrant submits that the portfolio managers named as part of PGIM Investments are named portfolio managers for the Acquiring Portfolios. As such, no modifications will be made.

30.

Comment:  In the Part C of the Registration Statement, there are multiple Subadvisory Agreements that reference both PGIM Investments and AST Investment Services.  Please confirm these are the appropriate entities.

Response:  The Registrant confirms that PGIM Investments and AST Investment Services are the proper entities that serve as the investment managers for each of the Acquiring Portfolios.

Comments Applicable to the AST AQR Emerging Markets Equity Portfolio

31.	Comment: In the 4th bullet of page 2, please confirm the use of Acquired Portfolio vs. Combined Portfolio.

Response:  The Registrant has reviewed the statement and agrees that the statement should reflect the Combined Portfolio.  As such, the Registrant has made the modification.

32.

Comment: On page 45 of the Pro Forma Financial Information, the 4th paragraph is missing the word “and”.  In addition, please make sure this Registration Statement includes language regarding the Repositioning that took place on April 27, 2020, similar to the Registration Statement for the AST AQR Large-Cap Portfolio.

Response: The Registrant has reviewed the disclosure in each Registration Statement and determined that the information was duplicative for the AST AQR Large-Cap Portfolio.  As such, the Registrant revised each Registration Statement to address the Repositioning that took place on April 27, 2020 in the same location.

33.	Comment: On page 53, please provide compensation disclosure as it pertains to Martin Currie.

Response:  The current disclosure provided by Martin Currie is not named as described.  Martin Currie refers to this policy as its “Disclosures Statement.”  Martin Currie states its current disclosure incorporates compensation disclosure.  As such, the Registrant submits no additional changes are required.

Accounting Comments Applicable to Each N-14 Registration Statement

34.

Comment: On pages 12 and 22, the Registrant had provided information for both December 31, 2019 and April 27, 2020.  The Staff recommends removing the December 31, 2019 data as it may no longer be relevant.

Response:   The Registrant has respectfully considered the recommendation and believes the December 31, 2019 is important information to provide.  As such, the information will remain in each of the Registration Statements.

35.

Comment: On page 15 of the Registration Statement, the Registrant states that “[t]he Manager estimates approximately 46% of the Target Portfolio’s securities will be transitioned to the

Acquiring Portfolio as a result of the Reorganization…” Please provide additional information in the Registration Statement that further elaborates on the percentage of the Target Portfolios that will not be transitioned.

Response: The Registrant submits additional disclosure has been incorporated in each Registration Statement.

36.

Comment: On page 15 of the Registration Statement, the Registrant states that “[t]he Manager estimates approximately 46% of the Target Portfolio’s securities will be transitioned to the Acquiring Portfolio as a result of the Reorganization…”  However, in the following paragraph, the Registrant states, “[i]n connection with the Reorganization, the Manager currently estimates that all or substantially all of the Target Portfolio’s assets will be sold after the consummation of the Reorganization.”  Please reconcile both statements.

Response:  The Registrant confirms the percentage of expected securities to be transitioned is accurate.  As such, the Registrant will change the second reference from “all or substantially all” to “a substantial portion”.

Accounting Comments Applicable to the AST AQR Emerging Markets Equity Portfolio

37.

Comment: In the 5[h] bullet of the “Dear Contract Owner” letter, please reconsider the use of the term “is better than.” Consider an alternative statement that is consistent with the Registration Statement.  Further, please confirm that the 5th bullet is accurate, as stated.

Response: The Registrant submits that the information, as stated in the 5th bullet has been revised to adjust the information as it pertains to the Repositioning that took place on April 27, 2020.  In addition, the Registrant has reviewed the use of the term “is better than” and has revised the statement with “is higher than.”

*        *        *

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez
Melissa Gonzalez, Assistant Secretary
Advanced Series Trust